Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 15 Incorporated

Subject Company: Corporate Property Associates 15 Incorporated

Commission File Number: 000-50249

March 28, 2012

Dear Sir or Madam,

Please find below the most current per share estimated net asset values (“NAVs”) for the Corporate Property Associates (CPA®) series of non-traded REITs:

PROGRAM	CUSIP #	NAV	Valuation Date
CPA®:15	22002Y107	$10.40	As of 9/30/2011
CPA®:16 - Global	22003A108	$9.10	As of 12/31/2011

Factors used to calculate NAVs include estimates of the fair market value of each REIT’s real estate and mortgage debt, which were provided by Robert A. Stanger & Co. Inc., a third party consulting and valuation firm. These amounts were then adjusted by the REITs based on certain factors, principally estimated disposition costs (including estimates of expenses, commissions and fees payable to the advisor) and net other assets and liabilities as of the same date. The estimate produced by this calculation was then rounded to the nearest $0.10.

CPA®:15’s NAV was disclosed on February 21, 2012, when the Boards of Directors of CPA®:15 and W. P. Carey & Co. LLC (“W. P. Carey”) announced that the two companies had entered into a definitive agreement under which W. P. Carey will acquire CPA®:15 and convert into a real estate investment trust. The NAV was determined in connection with the proposed merger and as of September 30, 2011 was determined to be $10.40 per share, which was unchanged from its NAV at December 31,2010. CPA®:15’s Distribution Reinvestment and Stock Purchase Plan (“DRIP”) was suspended at the time of this announcement although its limited redemption plan remains open for permitted redemptions. For further information concerning the transaction and the calculation of NAVs, please refer to the Form 8-K filed on February 21, 2012 for CPA®:15, available at www.cpa15.com.

Beginning in March 2012, CPA®:16 – Global’s most recent NAV of $9.10 per share will be used for purposes of effectuating permitted redemptions and issuing shares pursuant to CPA®:16 – Global’s DRIP. For further information, please refer to the Form 8-K filed on March 12, 2012, available at www.cpa16global.com.

Until such time that an NAV for CPA®:17 – Global and Carey Watermark Investors (CWI) is determined, the $10.00 per share offering price will be used in the calculation of DRIP purchases and redemptions.

Please contact me at 1-800-WP CAREY (972-2739) with any questions or requests.

Sincerely,

/s/ William A. Martin
William A. Martin
Operations Manager

Cautionary Statement Concerning Forward-Looking Statements:

On February 17, 2012, Corporate Property Associates 15 Incorporated (“CPA®:15”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with W. P. Carey & Co. LLC (“W. P. Carey”), a Delaware limited liability company, W. P. Carey REIT, Inc., a newly formed Maryland corporation and wholly-owned subsidiary of W. P. Carey (“NewCo REIT”), CPA 15 Merger Sub Inc., an indirect subsidiary of NewCo REIT (“CPA®:15 Merger Sub”), CPA 15 Holdco, Inc., a Maryland corporation and wholly-owned subsidiary of CPA®:15 (“CPA 15 Holdco”), and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of W. P. Carey. W. P. Carey and its affiliates serve as external advisor to CPA®:15. Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA 15 Holdco will merge with and into CPA®:15 Merger Sub, with CPA®:15 Merger Sub surviving the merger as an indirect subsidiary of NewCo REIT and CPA®:15 being a direct subsidiary of CPA®:15 Merger Sub (the “Merger”).

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CPA®:15 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Merger and the other transactions contemplated in the Merger Agreement, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed Merger. These statements are based on the current expectations of the management of CPA®:15 and W. P. Carey. It is important to note that CPA®:15’s actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in CPA®:15’s and W. P. Carey’s filings with the Securities and Exchange Commission (the “SEC”) and are available at the SEC’s website at http://www.sec.gov. These risks, as well as other risks associated with the proposed Merger, will be more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 that W. P. Carey Inc. filed with the SEC in connection with the proposed Merger and the other transactions contemplated in the Merger Agreement. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may or may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, CPA®:15 does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. W. P. Carey Inc filed with the SEC a registration statement on Form S-4 on March 23, 2012 that included a joint proxy statement/prospectus and other relevant documents to be mailed by CPA®:15 and W. P. Carey to their respective security holders in connection with the proposed Merger and the other transactions contemplated in the Merger Agreement. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CPA®:15, W. P. CAREY AND THE PROPOSED MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED IN THE MERGER AGREEMENT. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials (when they become available) and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials (when they become available) will also be available free of charge by accessing CPA®:15’s website (http:www.cpa15.com) or by accessing W. P. Carey’s website (http://www.wpcarey.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:15, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 29, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding CPA®:15’s directors and executive officers is available in its annual report on Form 10-K filed with the SEC by CPA®:15 on March 5, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.